SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(RULE 13D-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Adverum Biotechnologies, Inc.
(Name of Issuer)

Common Stock $.0001 par value
(Title of Class of Securities)

00773U108
(CUSIP Number)

Christopher P. Davis, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 1, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [  ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 00773U108

1		NAMES OF REPORTING PERSONS The Sonic Fund II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,648,212
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,648,212
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,648,212
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.8%
14		TYPE OF REPORTING PERSON (see Instructions) PN

CUSIP No. 00773U108

1		NAMES OF REPORTING PERSONS Lawrence Kam
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see Instructions) PF, AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 144,304
	8	SHARED VOTING POWER 3,651,262*
	9	SOLE DISPOSITIVE POWER 144,304
	10	SHARED DISPOSITIVE POWER 3,651,262*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,795,566
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.0%
14		TYPE OF REPORTING PERSON (see Instructions) IN

* Includes 3,050 shares of Common Stock held in Mr. Kam’s personal IRA.

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (this “Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:
The Reporting Persons may be deemed to constitute a group pursuant to Rule 13d-5(b) as a result of entering into a Joint Filing Agreement as described below and filed as an exhibit to this statement. If the Reporting Persons are deemed to have formed a group, the Reporting Persons could be deemed to beneficially own the shares collectively held by the group, which would be an aggregate 3,795,566 shares or 6.0% of the Common Stock of the Company; however, each of the Reporting Persons disclaims beneficial ownership of the shares held by other members of the group except as expressly set forth herein.
The aggregate purchase price of the 3,648,212 shares of Common Stock directly beneficially owned by the Fund is approximately $18,641,979.70 which was funded with partnership funds of the Fund.  The Fund effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the prime brokers’ credit policies.
The aggregate purchase price of the 147,3541 shares of Common Stock directly beneficially owned by Mr. Kam is approximately $816,930.96 which was funded by Mr. Kam’s personal funds.
Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On May 1, 2019, the Reporting Persons entered into a cooperation agreement (the “Agreement”) with the Issuer.  In connection with the negotiation of the Agreement, the Reporting Persons and the Issuer worked together to identify and appoint to the Board of Directors of the Company (the “Board”) three mutually acceptable candidates.  Pursuant to the Agreement, the Issuer agreed:

●	to increase the authorized number of directors to nine, and set the authorized number of directors of each class of the Board at three;
●	to appoint James Scopa as a Class II director, with a term expiring at the 2019 annual meeting of stockholders;
●	to appoint Mark Lupher as a Class III director, with a term expiring at the 2020 annual meeting of stockholders;
●	to appoint Rekha Hemrajani as a Class I director, with a term expiring at the 2021 annual meeting of stockholders;
●	to appoint Mr. Scopa to the Compensation Committee of the Board and Dr. Lupher to the Board’s Nominating and Corporate Governance Committee; and
●
to appoint Patrick Machado as Chair of the Board, each of the foregoing appointments is described in further detail in Item 5.02 of the Issuer’s Current Report on Form 8-K filed with the SEC on May 2, 2019, which is incorporated by reference herein;

●
provided that each of Mr. Scopa (the “Class II Designee”) and Dr. Lupher (the “Class III Designee”) continues to be able and willing to serve on the Board and continues to be a Qualified Director (as defined in the Agreement), to cause the Board to nominate and recommend him for election as a director at the annual meeting of stockholders coinciding with the end of his first term, and otherwise to use its reasonable best efforts to cause him to be re-elected at such meeting; and

1 Including 3,050 share of Common Stock held in Mr. Kam’s IRA.

●
if the Class II Designee or Class III Designee or a Replacement Designee (as defined below) is unable or unwilling to serve as a director, resigns as a director, is removed as a director or ceases to be a director for any other reason (including as the result of a failure to receive the requisite number of votes at an applicable annual meeting of stockholders) prior to the 2021 annual meeting of stockholders, and at such time the Reporting Persons beneficially own a “net long position” of at least 2% of the then outstanding shares of common stock of the Issuer, then the Reporting Persons and the Issuer will cooperate in good faith to select, and the Board will appoint, a Qualified Director acceptable to the Reporting Persons and the Issuer (a “Replacement Designee”) to serve as a director of the Issuer for the remainder of such former director’s term.

The Reporting Persons have agreed to certain customary standstill provisions, and the Issuer and the Reporting Persons have agreed to customary non-disparagement provisions, that would be in effect until 11:59 p.m., Pacific Time, on the date that is 30 days prior to the deadline established pursuant to the Issuer’s Bylaws for stockholders to deliver notice to the Issuer of non-proxy access director nominations to be brought before the 2021 annual meeting of stockholders of the Issuer (the “Cooperation Period”).  The Reporting Persons have also agreed vote all shares of common stock of the Issuer that they or certain of their affiliates have the right to vote in favor of the election of directors nominated and recommended by the Board for election at the 2019 annual meeting of stockholders.  The foregoing description of the terms of the Agreement is qualified in its entirety by reference to the full text of the Agreement, which is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) As of the date of this filing, the Reporting Persons may be deemed to beneficially own 3,795,566 shares (the “Shares”), or approximately 6.0% of the outstanding Common Stock of the Issuer. The aggregate percentages of Common Stock reported owned by the Reporting Persons is based upon approximately 63,201,009 shares outstanding, which is the total number of common shares outstanding on February 28, 2019 as reported in the Issuer’s Form 10-K/A filed with the Securities and Exchange Commission on April 30, 2019.
(b) Mr. Kam is the General Partner of the Fund.  Accordingly, Mr. Kam may be deemed to have shared voting and dispositive power with respect to the Shares held by the Fund.  Mr. Kam has sole voting and dispositive power over 144,304 shares of Common Stock that he holds directly.  Mr. Kam may be deemed to have shared voting and dispositive power over 3,050 shares of Common Stock that is held in his personal IRA.
(c) Except as disclosed on Schedule 1 attached hereto, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.
(d) To the best knowledge of the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock.
(e) Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
The description of the terms of the Agreement set forth in Item 4 above is incorporated into this Item 6 by reference,

Item 7.	Material to be Filed as Exhibits.
Exhibit 99.2 –
Cooperation Agreement, dated as of May 1, 2019, by and among Adverum Biotechnologies, Inc., The Sonic Fund II, L.P. and Lawrence Kam (incorporated herein by reference to Exhibit 10.1 of Adverum Biotechnologies, Inc.’s Current Report on Form 8-K filed May 2, 2019) (File No. 001-36579).

 After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: May 3, 2019

THE SONIC FUND II, L.P.

By: /s/ Lawrence Kam
Name: Lawrence Kam Title: General Partner

/s/ Lawrence Kam Lawrence Kam

SCHEDULE 1
Transaction in Securities of the Issuer During the Past 60 Days

Date	Security	Amount of Shs. Bought/(Sold)	Approx. price ($) per Share[1]
The Sonic Fund II, L.P.
3/4/2019	Common Stock	50,000	$4.8517
3/5/2019	Common Stock	100,000	$4.7266
3/6/2019	Common Stock	66,944	$4.4852
3/7/2019	Common Stock	50,681	$4.6699
3/11/2019	Common Stock	52,732	$4.5809
3/12/2019	Common Stock	62,165	$4.8331
3/13/2019	Common Stock	50,000	$4.9747
3/14/2019	Common Stock	97,813	$5.2197
3/15/2019	Common Stock	5,425	$5.2395
3/18/2019	Common Stock	50,000	$5.6002
3/19/2019	Common Stock	50,000	$5.6931
4/15/2019	Common Stock	200,000	$5.4962
4/16/2019	Common Stock	100,000	$5.8568

1 Not including any brokerage fees.